

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2007

Mr. Robert Wayne Morgan
Chief Executive Officer and Chief Financial Officer
Laycor Ventures Corp.
1128 Quebec Street
Suite 407
Vancouver, British Columbia Canada V6A 4E1

> **Re: Laycor Ventures Corp.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 000-51403**

Dear Mr. Morgan:

We have reviewed your Form 10-KSB for the Fiscal Year Ended March 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Robert Wayne Morgan
Laycor Ventures Corp.
January 25, 2007
Page 2

Form 10-KSB for the year ended March 31, 2006

Management's Discussion and Analysis or Plan of Operations, page 15

1.   Please amend your filing to expand this section to provide a discussion of the
        activities you plan to undertake over the next 12 months. Refer to the
        requirements of Regulation S-B, Item 303(a)(1).

Liquidity and Capital Resources, page 16

2.   You state that you had a working capital deficit of $118,948 at March 31, 2005.
        Yet your balance sheet indicates positive working capital in that amount. Please
        revise your filing to correct this inconsistency.

Controls and Procedures, page 32

3.   Please revise your language regarding changes in internal control over financial
        reporting to specifically address the requirements of Regulation S-B, Item 308(c).
        Specifically, your disclosure should state whether there was any change in your
        internal control over financial reporting that occurred over the last fiscal quarter
        that materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting.

Form 10-QSB for the quarter ended September 30, 2006

Note 3 – Mineral Claim Interest, page 8

4.   You state here that you hold a 100% interest in the mineral claim, yet in your
        previous filings you indicated that this claim is held by a shareholder. Clarify
        whether title was transferred, or revise this disclosure to indicate that the
        shareholder holds the interest.

Other

5.   Revise your Form 10-QSB to comply with our comments on your Form 10-KSB,
        as applicable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief